SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the period July 1, 2006 to September 30, 2006
Commission File Number: 0-19906
Spectrum Signal Processing Inc.
(Translation of registrant’s name into English)
2700 Production Way, Suite 300, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file Annual Reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED SEPTEMBER 30, 2006
PART 1. FINANCIAL INFORMATION
Item 1. Financial Statements
INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)
Consolidated Balance Sheets at December 31, 2005 and September 30, 2006
Consolidated Statements of Operations and Deficit for the three-month and nine-month periods ended September 30, 2005 and 2006
Consolidated Statements of Cash Flows for the three-month and nine-month periods ended September 30, 2005 and 2006
Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except number of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	September 30,
	2005	2006

		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,275	$317
Restricted cash (note 9)	24	30
Trade receivables, net of allowance for doubtful accounts of $269 (2005-$273)	2,542	3,362
Receivable from Technology Partnerships Canada (note 6)	752	608
Inventories (note 3)	1,672	1,721
Prepaid expenses	184	251

	7,449	6,289

Capital assets	1,152	818
Other assets (note 7)	243	221

	$8,844	$7,328

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,774
Accrued liabilities and other current liabilities (note 4)	1,059	1,414
Deferred revenue	161	146

	2,625	3,334

Long-term obligations (notes 4 and 5)	866	837

Stockholders’ equity
Share capital (note 7)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2005 – 18,878,122)	29,481	29,481
Additional paid-in capital	697	979
Warrants	79	—
Deficit	(23,083)	(25,482)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	5,353	3,157

	$8,844	$7,328

See accompanying notes to consolidated financial statements.
See basis of presentation (note 1).
See commitments and contingencies (note 6).
See subsequent events (note 12).

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and number of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales (note 8)	$3,509	$3,812	$11,006	$10,746
Cost of sales	1,480	1,704	4,326	4,521

	2,029	2,108	6,680	6,225

Expenses
Administrative	899	1,132	2,712	3,299
Sales and marketing	725	717	2,472	2,457
Research and development	675	772	2,198	2,432
Amortization	173	133	500	435
Restructuring and other charges (note 5)	47	—	55	38

	2,519	2,754	7,937	8,661

Loss from operations	(490)	(646)	(1,257)	(2,436)

Other
Interest expense	—	2	—	8
Other income	(21)	(6)	(40)	(45)

	(21)	(4)	(40)	(37)

Net loss	(469)	(642)	(1,217)	(2,399)

Deficit, beginning of period	(22,293)	(24,840)	(21,545)	(23,083)

Deficit, end of period	$(22,762)	$(25,482)	$(22,762)	$(25,482)

Loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.06)	$(0.13)

Weighted average number of shares
Basic and diluted	18,812,699	18,878,122	18,782,731	18,878,122

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accepted accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(469)	$(642)	$(1,217)	$(2,399)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	180	140	523	457
Share-based compensation expense	—	147	—	203
Unrealized loss (gain) on foreign currency hedging instruments (note 9)	(14)	(4)	(14)	8
Non-cash portion of restructuring charges (note 5)	47	—	55	38
Changes in operating assets and liabilities
Restricted cash	(24)	(5)	49	(6)
Accounts receivable	(197)	(545)	612	(676)
Inventories	(90)	(167)	98	(49)
Prepaid expenses	54	26	(107)	(67)
Accounts payable	(126)	40	(133)	369
Accrued liabilities	(52)	208	(700)	280
Deferred revenue	(60)	(14)	(36)	(15)

Net cash used for operating activities	(751)	(816)	(870)	(1,857)

Cash flows from investing activities
Purchase of capital assets	(61)	(19)	(352)	(101)

Net cash used for investing activities	(61)	(19)	(352)	(101)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs (note 7)	88	—	619	—

Net cash provided by financing activities	88	—	619	—

Net decrease in cash and cash equivalents during the period	(724)	(835)	(603)	(1,958)
Cash and cash equivalents, beginning of period	3,447	1,152	3,326	2,275

Cash and cash equivalents, end of period	$2,723	$317	$2,723	$317

See accompanying notes to consolidated financial statements.
See supplementary information (note 11).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1.	Basis of presentation

The accompanying financial information as at September 30, 2006 and for the three-month and nine-month periods ended September 30, 2005 and 2006 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2005 Annual Report on Form 20-F.

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business. If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis. During the three-month and nine-month periods ended September 30, 2006, the Company incurred losses of $642 and $2,399, respectively and experienced negative cash flows from operations of $816 and $1,857, respectively. As at September 30, 2006, the Company had net working capital of $2,955.

The Company’s future operations are dependent upon the continued market acceptance of its products, the Company’s ability to secure sufficient financing to continue the development of its business, the continued support of creditors and shareholders, and ultimately, the achievement of profitable operations. As disclosed in note 10, the Company has an undrawn line of credit. There can be, however, no certainty that the Company will not require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements in the future, or that financing will be available on reasonable terms.

Subsequent to September 30, 2006, the Company has taken measures to strengthen its balance sheet including securing additional equity financing of Cdn$1,268 ($1,116) (see note 12).

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and follow the same accounting policies and methods of application as the annual financial statements, except as disclosed below:

(a) Share-based compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with FAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, which allows the Company to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective January 1, 2006 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after January 1, 2006, as well as all awards granted prior to January 1, 2006 that were unvested as of December 31, 2005. See note 7(a) for additional information regarding share-based compensation and the Company’s stock option plan.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

(b) Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards (“FAS”) No. 151 (“FAS 151”), “Inventory Costs and Amendment of ARB No. 43, Chapter 4”. FAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. FAS 151 amends ARB 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of production facilities. As required by FAS 151, the Company has adopted this new accounting standard on January 1, 2006. The adoption of FAS 151 has not had a material impact on the Company’s financial statements.

3.	Inventories

Inventories at December 31, 2005 and September 30, 2006 consisted of the following:

	December 31,	September 30,
	2005	2006

Finished goods	$980	$775
Work in progress	34	188
Raw materials	658	758

	$1,672	$1,721

4.	Accrued and other liabilities

(a) Accrued liabilities and other current liabilities

Accrued and other current liabilities at December 31, 2005 and September 30, 2006 consisted of the following:

	December 31,	September 30,
	2005	2006

Employee compensation	$415	$676
Restructuring (note 5)	106	111
Royalties	183	138
Warranty (note 6)	75	100
Other	280	389

	$1,059	$1,414

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

4.	Accrued and other liabilities, continued

(b) Long-term obligations

Long-term obligations at December 31, 2005 and September 30, 2006 consisted of the following:

	December 31,	September 30,
	2005	2006

Restructuring (note 5)	$750	$701
Long-term portion of deferred rent	116	136

	$866	$837

5.	Restructuring and other charges

The Company restructured its operations in December 2002 and incurred certain facility charges related to its head office lease. The Company renegotiated its head office lease in 2004 (see note 7(c)) but certain of the 2002 charges are required to be amortized over the modified lease term, which expires January 2014. The following table summarizes activity related to restructuring and other charges for the three-month and nine-month periods ended September 30, 2006.

Balance, December 31, 2005	$856
Cash drawdowns	(27)

Balance, March 31, 2006	829

Cash drawdowns	(27)
Adjustments	38

Balance, June 30, 2006	840

Cash drawdowns	(28)
Adjustments	—

Balance, September 30, 2006	$812

Current, included in accrued liabilities and other current liabilities	$111
Long-term	701

$812

6.	Commitments and contingencies

(a) Product warranties

The Company provides for estimated warranty cost at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Commitments and contingencies, continued

(a) Product warranties, continued

Balance, December 31, 2005	$75
Provision adjustments	25
Expenditures	(15)

Balance, March 31, 2006	85

Provision adjustments	6
Expenditures	(6)

Balance, June 30, 2006	85

Provision adjustments	20
Expenditures	(5)

Balance, September 30, 2006	$100

(b) Technology Partnerships Canada (TPC)

In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($10,248), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of September 30, 2006, the Company has paid or accrued royalties payable to TPC of Cdn$1,154 ($860). During the three-month and nine-month periods ended September 30, 2006, the Company accrued royalties payable of Cdn$54 ($50) and Cdn$147 ($132), respectively which remained unpaid at September 30, 2006. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.

In March 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300 ($7,443) through to December 31, 2006. As of September 30, 2006, the Company had claimed or accrued funding of Cdn$4,083 ($3,310) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($20,059) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($9,416), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three-month and nine-month periods ended September 30, 2006, the Company recorded TPC benefits of $280 (Cdn$312) and $910 (Cdn$1,030), respectively. Of these amounts, the Company recorded $267 (Cdn$298) and $857 (Cdn$971) as reductions of research and development expenses, $12 (Cdn$13) and $40 (Cdn$45) as reductions of sales and marketing expenses and $1 (Cdn$1) and $13 (Cdn$14) as reductions of capital asset purchases for the three-month and nine-month periods ended September 30, 2006, respectively.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Commitments and contingencies, continued

(b) Technology Partnerships Canada (TPC), continued

The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. Industry Canada found the Company to be in breach of its TPC funding agreement dated March 1999. On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy this alleged breach. Under the settlement agreement, the Company agreed to pay Industry Canada Cdn$70 ($60). The Company remitted Cdn$60 ($52) of this amount in October 2005 and paid the balance of Cdn$10 ($8) in March 2006. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.

(c) Indemnification

The Company is party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. These obligations include, but are not limited to, contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these potential claims.

7.	Share capital

(a) Stock option plan

Effective January 1, 2006, the Company adopted the provisions of FAS 123(R), which establishes accounting for equity instruments exchanged for employee services as described in note 2(a). FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. This treatment is consistent with the Company’s pro forma information required under FAS 123 for the periods prior to January 1, 2006, for which the Company had estimated forfeitures.

As a result of adopting FAS 123(R), the Company’s net loss for the three-month and nine-month periods ended September 30, 2006, is $147 and $203 greater than if it had continued to account for share-based compensation under APB 25. There is no material impact on basic or diluted loss per share. Share-based compensation expense has been reflected in the Consolidated Statements of Operations and Deficit as follows:

	Three-months ended September 30,	Nine-months ended September 30,
	2006	2006

Administrative	$125	$148
Sales and marketing	11	30
Research and development	11	25

	$147	$203

The following table illustrates the impact on the Company’s net loss and loss per share for the three-month and nine-month periods ended September 30, 2005 as if the Company had applied the fair value recognition provisions of FAS 123 to share-based employee compensation awards:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued

(a) Stock option plan, continued

	Three-months ended September 30,	Nine-months ended September 30,
	2005	2005

Net loss – as reported	$(469)	$(1,217)
Less: Total share-based employee compensation expense determined under fair value based method for all awards	(200)	(823)

Net loss – pro forma	$(669)	$(2,040)

Basic and diluted loss per share – as reported	$(0.02)	$(0.06)
Basic and diluted loss per share – pro forma	$(0.04)	$(0.11)
On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded to employees under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the accelerated vesting. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the pro forma net loss for the fiscal year ended December 31, 2005 representing the remaining amortized value of the impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s Statements of Operations and Deficit in accordance with APB 25.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach used to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted in the three-month and nine-month periods ended September 30, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued

(a) Stock option plan, continued
     The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three-months ended September 30,				Nine-months ended September 30,
	2005		2006		2005		2006

Expected dividend yield	0%		0%		0%		0%
Expected stock price volatility(1)	59-118%		118-148%		59-121%		116-166%
Risk-free interest rate(2)	3.02%		4.25%		2.83–3.25%		3.83-4.61%
Expected life of stock options(3)	1-3 y	rs	3.35-5 y	rs	1-3 y	rs	3.35-6.25 y	rs

(1)	The stock volatility for each grant is determined based on the review of the price volatility of the Company’s common stock over a period approximating the expected life of each stock option granted.

(2)	The risk-free interest rate for periods approximating the expected term of the stock option is based on yields from Canadian Government Bonds with similar remaining terms in effect at the time of the grant.

(3)	For stock options granted after January 1, 2006, the Company determines the expected life of each stock option, that qualifies as a “plain vanilla” stock option using the simplified method for estimating expected option life. The Company determines the expected life of each stock option that does not qualify as a “plain vanilla” stock option based on management’s best estimate with reference to historical experience and the specific characteristics of the option grant.
The Company did not recognize compensation expense for employee stock option grants for the three-month and nine-month periods ended September 30, 2005, as the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying common stock on the date of grant.

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,451,237 options have been exercised, 3,217,987 stock options are currently outstanding and 880,776 stock options are available for grant at September 30, 2006. Under the terms of its employee stock option plan, the Company’s Board of Directors may grant options to employees, officers, directors and consultants. The plan provides for granting of options at or above the fair market value of the Company’s stock at the grant date. Options generally vest over three to five years with a portion vesting on the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. The Company determines the term of each option at the time it is granted, with options having terms between three and ten years. The exercise prices of stock options are expressed in Canadian dollars, United States dollars and Pounds Sterling.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued

(a) Stock option plan, continued

A summary of stock option activity during the three-month and nine-month periods ended September 30, 2006 is as follows:

				Weighted
				Average
	Number			Remaining
	of Stock	Weighted Average		Contractual	Aggregate Intrinsic
	Options	Exercise Price		Life	Value (000’s)

		Cdn$	US$		Cdn$		US$

Outstanding, December 31, 2005	3,235,675	$2.39	$2.05
Granted	119,000	1.30	1.13
Cancelled	(37,500)	2.47	2.14

Outstanding, March 31, 2006	3,317,175	2.35	2.01

Granted	34,000	1.28	1.14
Cancelled	(193,250)	1.86	1.66

Outstanding, June 30, 2006	3,157,925	2.36	2.12

Granted	303,000	0.90	0.80
Cancelled	(242,938)	4.13	3.68

Outstanding, September 30, 2006	3,217,987	$2.09	$1.88	3.62 years	$	Nil	$	Nil

Exercisable, September 30, 2006	2,716,258	$2.25	$2.02	3.44 years	$	Nil	$	Nil

The stock options outstanding at September 30, 2006 expire between October 2006 and July 2016.

The following table summarizes the weighted average grant date fair values of the Company’s stock options granted:

	Weighted Average Grant Date Fair Value
	2005		2006

	Cdn$	US$	Cdn$	US$

Stock options granted during the three-month period ended September 30,	$0.93	$0.78	$0.74	$0.66

Stock options granted during the nine-month period ended September 30,	$1.00	$0.82	$0.82	$0.73

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued

(a) Stock option plan, continued

The following table summarizes the status of the Company’s non-vested stock options since December 31, 2005:

	Non-Vested Stock Options
	Number	Weighted Average
	of stock options	Fair Value

		Cdn$	US$

Non-vested, December 31, 2005	304,583	$0.97	$0.83
Granted	119,000	0.95	0.82
Vested	(31,958)	0.62	0.54
Forfeited	(4,000)	1.09	0.94

Non-vested, March 31, 2006	387,625	0.99	0.85

Granted	34,000	1.10	0.98
Vested	(9,501)	1.08	0.96
Forfeited	(27,500)	1.00	0.89

Non-vested, June 30, 2006	384,624	0.99	0.89

Granted	303,000	0.74	0.66
Vested	(178,014)	0.85	0.76
Forfeited	(7,881)	0.77	0.69

Non-vested, September 30, 2006	501,729	$0.90	$0.81

As at September 30, 2006, there was Cdn$326 ($292) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. The weighted average remaining number of years to vest is 2.3 years. The total fair value of stock options vested during the three-month and nine-month periods ended September 30, 2006 was Cdn$151 ($135) and Cdn$181 ($160).

Cash received from option exercises under all share-based payment arrangements for the three-month and nine-month periods ended September 30, 2006 was nil. The actual tax benefit realized from the tax deductions from option exercise of the share-based payment arrangements was nil.

(b) Private placement

In March 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All 99,549 compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option-pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired on September 23, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued

(c) Head office lease

In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100 ($76), issued the owner 200,000 common shares of the Company and granted the owner 200,000 common share purchase warrants. The common share purchase warrants were valued at Cdn$0.59 ($0.44) using the Black-Scholes option-pricing model. Warrants allowing the holder to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to acquire 179,700 common shares at Cdn$2.52 ($2.09) per share expired on March 31, 2006. The total fair value of equity based compensation issued to the building owner was Cdn$401 ($301). Since the compensation paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s Consolidated Balance Sheet that will be amortized over the balance of the new lease term.

8.	Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2006	2005	2006

Wireless	$3,432	$3,719	$10,285	$10,465
Packet-voice	77	93	721	281

	$3,509	$3,812	$11,006	$10,746

9.	Financial instruments

(a) Fair value of financial instruments

Carrying amounts for certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of the long-term obligations are calculated based on the discounted cash flows, which approximates the carrying value.

(b) Foreign currency instruments

The majority of the Company’s revenues are recognized in United States dollars while the Company’s expenses are incurred in United States dollars, Canadian dollars and other foreign currencies. Fluctuations in the exchange rates between foreign currencies and the United States dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of foreign exchange futures contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

9.	Financial instruments, continued

(b) Foreign currency instruments, continued

The Company utilizes foreign exchange futures contracts to manage its exposure to fluctuations in foreign exchange. These contracts typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($10,761). The Company was party to the following foreign exchange futures contracts at September 30, 2006.

				Contract	Fair value at
Purchase	Settlement	Type of	Notional	settlement rate	September 30,
date	date	contract	principal	(Cdn$/US$)	2006

June 29, 2006	December 19, 2006	Cdn dollar futures contract	Cdn$1,000	1.1045	$(9)
September 18, 2006	March 20, 2007	Cdn dollar futures contract	1,000	1.1127	1

			Cdn$2,000	1.1086	$(8)

The Company records the fair value of open foreign exchange futures contracts as an accrued asset or liability on its Consolidated Balance Sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash. At September 30, 2006, the minimum margin requirement for the Company’s open foreign exchange futures contracts was $30.

These contracts do not qualify for hedge accounting since they do not meet all of the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these contracts are recognized in net earnings (loss) for the period.

(c) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At September 30, 2006, 13% of trade receivables were subject to credit insurance. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers’ acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by the Dominion Bond Rating Service.

10.	Bank indebtedness

The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000 ($4,484) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s United States dollar borrowing capacity under the Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s United States base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

10.	Bank indebtedness, continued

monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000 ($897). At September 30, 2006, the total amount available for borrowing based on these margining requirements was Cdn$3,104 ($2,784). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of September 30, 2006 were nil.

11.	Supplementary information

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2006	2005	2006

Cash received for:
Interest	$19	$6	$45	$45
Taxes	—	2	—	2

Cash paid for:
Interest	—	2	—	8
Taxes	4	1	8	3

Non-cash financing activities:
Expiration of broker warrants reclassified to additional paid-in capital	21	—	21	—
Exercise of broker warrants (note 7(b))	2	—	5	—
Expiration of share purchase warrants (note 7(c))	—	—	—	79

12.	Subsequent events

Private placement

On October 12, 2006, the Company consummated the sale of 1,610,303 Units for a price of Cdn$0.78 ($0.69) or $0.70 per Unit, for total gross proceeds of Cdn$1,268 ($1,116). Each Unit consists of one common share and one quarter of one common share purchase warrant. The warrants expire 18 months from the closing date and have an effective exercise price of Cdn$0.89 ($0.78) or $0.80 per common share. The common shares and warrants may not be resold until February 12, 2007. The offering was made in a non-brokered private placement transaction primarily in Canada and was not registered in the United States.

13.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP)

Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with United States GAAP provided that, if such issuer previously filed or included in prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain additional disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and United States GAAP for the current and comparative periods for a specified period of time into the future.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

13.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP), continued

The consolidated financial statements have been prepared in accordance with United States GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between United States GAAP and Canadian GAAP for the three-month and nine-month periods ended September 30, 2005 and 2006:

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2006	2005	2006

Net loss under United States GAAP	$(469)	$(642)	$(1,217)	$(2,399)
Share-based compensation expense (a)	(178)	—	(757)	—

Net loss under Canadian GAAP	$(647)	$(642)	$(1,974)	$(2,399)

Basic and diluted loss per share under Canadian GAAP	$(0.03)	$(0.03)	$(0.11)	$(0.13)

The most significant Consolidated Balance Sheet differences between United States GAAP and Canadian GAAP are as follows:

	December 31,	September 30,
	2005	2006

Share capital, United States GAAP	$29,481	$29,481
Share-based compensation expense (a)	271	271
Foreign currency translation (f)	(912)	(912)

Share capital, Canadian GAAP	$28,840	$28,840

Additional paid-in capital, United States GAAP	$697	$979
Share-based compensation expense (a)	2,323	2,323

Additional paid-in capital (contributed surplus), Canadian GAAP	$3,020	$3,302

Deficit, United States GAAP	$(23,083)	$(25,482)
Share-based compensation expense (a)	(2,594)	(2,594)
Foreign currency translation (f)	211	211

Deficit, Canadian GAAP	$(25,466)	$(27,865)

Cumulative translation adjustments, United States GAAP	$(1,821)	$(1,821)
Foreign currency translation (f)	701	701

Cumulative translation adjustments, Canadian GAAP	$(1,120)	$(1,120)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

13.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP), continued

(a) Share-based compensation

Under United States GAAP, the Company adopted the provisions of FAS 123(R) effective January 1, 2006, which establishes accounting for equity instruments exchanged for employee services as described in note 2(a). Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870 (“HB 3870), “Stock-based Compensation and Other Stock-based Payments”, which requires recognition of an estimate of the fair value of all share-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. Accordingly, the adjustment identified above for 2005 differs from that in note 7(a) as for United States GAAP purposes the Company is required to consider all grants since 1994 whereas for Canadian GAAP purposes only the effect of grants since January 1, 2002 are included. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with United States GAAP included in the Company’s SEC filing. As all unvested stock options remaining at December 31, 2005 were issued after January 1, 2002, share-based compensation expense under Canadian GAAP and United States GAAP are equivalent for the three-month and nine-month periods ended September 30, 2006.

On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the Canadian GAAP net loss for the quarter and fiscal year ended December 31, 2005, representing the remaining amortized value of the impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s Consolidated Statements of Operations in accordance with APB 25.

(b) Research and development

Under United States GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet specified criteria for deferral and amortization. No development costs were deferred during the three-month and nine-month periods ended September 30, 2005 and 2006, as the criteria for deferral were not met.

(c) Short-term investments

Under United States GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains or losses being recorded in other comprehensive income and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and any write-down is included in earnings or loss for the period. This difference did not impact the amounts reported in the periods presented.

(d) Future income taxes

Under United States GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. This difference did not impact the amounts reported in the periods presented.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

13.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP), continued

(e) Investment tax credits

Under United States GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the three-month and nine-month periods ended September 30, 2005 and 2006, there were no investment tax credits recorded.

(f) Stockholders’ equity

While there are no net differences between stockholders’ equity as reported under United States GAAP and under Canadian GAAP, the various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to United States dollars during the year ended December 31, 1998. Under United States GAAP the stockholders’ equity accounts were translated into United States dollars at the rate in effect at the original transaction date, while under Canadian GAAP all amounts were translated into United States dollars at the rate in effect on December 31, 1998. In addition, the various components within stockholders’ equity are affected by the different accounting treatment of stock-based compensation described in note 13(a).

Item 2. Management’s Discussion and Analysis
          The following discussion of the Company’s consolidated financial condition and results of operations has been prepared in conformity with accounting principles generally accepted in the United States of America and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.
          Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should”, “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.
General
          Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products. In 2000, the Company ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant component supply risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004.
          Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This market includes military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more integrated solutions that are designed to reduce its customers’ programmatic cost, schedule and technical risks.
          Spectrum continues to generate revenues from its general-purpose signal processing products and packet-voice engineering services. However, the Company’s decision to cease investment in these product and service lines, has resulted, and is expected to continue to result in declining revenues from these products and services over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm™ product line over time. There can be no assurance, however, that flexComm product revenues nor its future product and service revenues will fully offset the decline in its general-purpose and packet-voice product and service revenues and to date, the Company’s revenues from general purpose and packet-voice products have declined faster than its revenues from flexComm products have increased.
Key Third Quarter 2006 Financial Results
•	Spectrum’s revenues were $3.8 million in the third quarter of 2006, up 9% from $3.5 million in the third quarter of 2005. The Company’s increase in revenue compared to the third quarter of 2005 was attributable to increased sales of its flexComm wireless products.

•	Spectrum’s gross margin was 55% in the third quarter of 2006. This margin is within Spectrum’s target gross margin range of 55% to 60%. Spectrum’s gross margin varies by quarter due to a number of factors, which are described in the gross margin discussion on the following pages.

•	Spectrum reported a net loss of $642,000 in the third quarter of 2006 compared to a net loss of $469,000 in the third quarter of 2005.

•	Spectrum’s cash and cash equivalents were $317,000 at September 30, 2006 compared to $1.2 million at June 30, 2006 and $2.3 million at December 31, 2005. On October 12, 2006, Spectrum completed a private sale of common shares and related warrants resulting in gross proceeds of $1,116,000 to the Company. See “Financial Condition” below for a description of this transaction.

Key Challenges and Opportunities
     The Company faces a number of challenges including:
•	The Company’s modest liquidity and capital resources and its need to secure additional financing;

•	Securing production contracts for its flexComm wireless products;

•	The continued decline in general-purpose wireless product revenues resulting from the Company’s decision in 2000 to curtail new investment in its general-purpose product line;

•	The long sales cycle associated with the defense electronics industry;

•	The fact that near term revenue growth for its flexComm wireless products and services have not yet increased sufficiently to fully off-set the near-term decline in general-purpose wireless product revenues and the now-realized elimination of any meaningful packet-voice product and service revenues;

•	The increased value of the Canadian dollar relative to the United States dollar and the increase in expenses that has resulted when such expenses are expressed in United States dollar terms;

•	The increase in personnel expenses and other pressures related to a strong labor market; and

•	The need to prepare the organization for growth while maintaining expense control.

     Spectrum’s management is excited about the Company’s potential for 2006 and beyond. Opportunities include:
•	Securing production sales contracts for its flexComm products. While these contracts are not expected to yield significant revenues in 2006, they are expected to provide for a more stable revenue stream in future years;

•	A continuation of the Company’s current success in obtaining design-ins with its flexComm products; and

•	Expanding the Company’s Application Engineering Services group.

Selected Financial Data by quarter for the eight quarters ended September 30, 2006
(Expressed in thousands of United States dollars, except per share amounts)

	Three-months ended,

	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006

Revenue	$3,737	$3,141	$3,793	$3,812

Gross profit	2,406	1,686	2,431	2,108

Operating expense	2,742	2,934	2,973	2,754

Net loss	(321)	(1,227)	(530)	(642)

Loss per share
Basic	$(0.02)	$(0.06)	$(0.03)	$(0.03)
Diluted	$(0.02)	$(0.06)	$(0.03)	$(0.03)

	Three-months ended,

	December 31,	March 31,	June 30,	September 30,
	2004	2005	2005	2005

Revenue	$4,597	$4,100	$3,397	$3,509

Gross profit	2,787	2,565	2,086	2,029

Operating expense	2,494	2,929	2,489	2,519

Net earnings (loss)	294	(352)	(396)	(469)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.02)	$(0.02)
Diluted	$0.02	$(0.02)	$(0.02)	$(0.02)

Seasonality and Trends
          The operations of the Company may be influenced by the procurement cycles of the United States government and foreign governments.
          The Company ceased all new development in its packet-voice product line in January 2004 and restructured its operations to focus on the defense electronics and satellite communications markets. As a result, packet-voice product revenues declined significantly over the course of 2005. Packet-voice revenues were nominal in the third quarter of 2006 and are expected to be nominal in future periods.
          Operating expenses in the first quarter of 2005 included a discreet third party distributor sales commission and a severance charge related to the Company’s decision to move its North American sales leadership function from Canada to the United States.
          Spectrum’s operating expenses are being negatively impacted by the increasing value of the Canadian dollar relative to the United States dollar. Over the past eight quarters, the value of a Canadian dollar has increased from $0.79 at September 30, 2004 to $0.90 at September 30, 2006. The Company estimates that, absent of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss).

Three-month period ended September 30, 2006 compared to the three-month period ended September 30, 2005
(Expressed in thousands of United States dollars)

	Three-months ended		Three-months ended		Difference
	September 30, 2005		September 30, 2006		2006 vs. 2005

Sales	$3,509	100%	$3,812	100%	$303	9%
Cost of sales	1,480	42	1,704	45	224	15

Gross profit	2,029	58	2,108	55	79	4

Expenses
Administrative	899	26	1,132	30	233	26
Sales and marketing	725	21	717	19	(8)	(1)
Research and development	675	19	772	20	97	14
Amortization	173	5	133	3	(40)	(23)
Restructuring and other charges	47	1	—	—	(47)	—

	2,519	72	2,754	72	235	9

Loss from operations	(490)	(14)	(646)	(17)	(156)	(32)

Other
Interest expense	—	—	2	—	2
Other income	(21)	(1)	(6)	—	15

	(21)	(1)	(4)	—	17

Net loss	(469)	(13%)	(642)	(17%)	(173)	(37%)

Loss per share (basic and diluted)	$(0.02)		$(0.03)		$(0.01)

          Sales. Sales for the third quarter of 2006 were $3,812,000, an increase of $303,000, or 9%, relative to sales in the third quarter of 2005. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and flexComm products, of $3,719,000 or 98% of sales for the third quarter of 2006 compared to $3,432,000 or 98% of sales for the third quarter of 2005. Also included were revenues from the Company’s packet-voice products and services of $93,000 or 2% of sales for the third quarter of 2006 compared to $77,000, or 2%, of sales for the third quarter of 2005. The increase in the Company’s sales in the third quarter of 2006 compared to sales in the third quarter of 2005 was attributable to increased sales of the Company’s flexComm wireless products, partially offset by reduced sales of its legacy general-purpose wireless products. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products will continue to decline in future periods and expects sales of its flexComm wireless products and services to continue to increase.
          Gross profit. Gross profit increased to $2,108,000 for the third quarter of 2006 from $2,029,000 for the third quarter of 2005, an increase of $79,000 or 4%. Gross margin (profit as a percentage of sales) decreased to 55% for the third quarter of 2006 from 58% for the third quarter of 2005. Gross margin for the 2006 period was at the low end of the Company’s target range due primarily to its product and customer mix and increased inventory obsolescence charges in the quarter. The Company’s historical gross margin percentage also varies by quarter due to changes in volume-related efficiencies, product royalty costs and warranty costs. The Company expects that, in future periods, its gross margin will remain within its target gross margin range of 55% to 60%.
          Administrative. Administrative expenses for the third quarter of 2006 were $1,132,000, or 30% of sales for the period, compared to $899,000, or 26% of sales for the third quarter of 2005. Administrative expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from stock-based compensation expense, employee severance costs, the increase in the value of the Canadian dollar relative to the United States dollar and wage-related inflationary pressures. During the 2006 period, the Company recognized approximately $67,000 of one-time employee severance costs and $110,000 of stock-based compensation expense related to the Company’s annual Board of Director stock option grant. The Company also recognized losses from foreign currency futures contracts of $6,000 in the third quarter of 2006 compared to gains of $98,000 during the third quarter of 2005. The Company’s foreign exchange risk and foreign currency futures contracts are discussed in more detail below in “Item 3: Quantitative and Qualitative Disclosures about Market Risk.”
          Sales and Marketing. Sales and marketing expenses for the third quarter of 2006 were $717,000, or 19% of sales for the period, compared to $725,000, or 21% of sales for the third quarter of 2005. Sales and marketing expenses were lower in 2006 primarily due to reduced discretionary spending. These expense reductions were partially offset by increased employee compensation costs.
          Research and Development. Research and development expenses were $772,000 for the third quarter of 2006, or 20% of sales for the quarter, compared to $675,000, or 19% of sales for the third quarter of 2005. Research and development expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from employee severance costs of $76,000, the increase in the value of the Canadian dollar relative to the United States dollar and wage related inflationary pressures. These cost increases were partially offset by increased expense offsets pursuant to the Company’s agreement with Technology Partnerships Canada (TPC) and increased levels of customer-funded development.
          Amortization. Amortization expense for the third quarter of 2006 was $133,000, or 3% of sales for the period, compared to $173,000, or 5% of sales for the third quarter of 2005.
          Net Loss. The Company had a net loss for the third quarter of 2006 of $642,000 compared to a net loss of $469,000 for the third quarter of 2005. The Company’s loss per share (basic and diluted) for the third quarter of 2006 was $0.03, compared to loss per share (basic and diluted) of $0.02 for the third quarter of 2005.
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005
(Expressed in thousands of United States dollars)

	Nine-months ended		Nine-months ended		Difference
	September 30, 2005		September 30, 2006		2006 vs. 2005

Sales	$11,006	100%	$10,746	100%	$(260)	(2%)
Cost of sales	4,326	39	4,521	42	195	5

Gross profit	6,680	61	6,225	58	(455)	(7)

Expenses
Administrative	2,712	25	3,299	31	587	22
Sales and marketing	2,472	22	2,457	23	(15)	(1)
Research and development	2,198	20	2,432	23	234	11
Amortization	500	5	435	4	(65)	(13)
Restructuring and other charges	55	—	38	—	(17)	(31)

	7,937	72	8,661	81	724	9

Loss from operations	(1,257)	(11)	(2,436)	(23)	(1,179)	(94)

Other
Interest expense	—	—	8	—	8
Other income	(40)	—	(45)	—	(5)

	(40)	—	(37)	—	3

Net loss	(1,217)	(11%)	(2,399)	(22%)	(1,182)	(97%)

Loss per share (basic and diluted)	$(0.06)		$(0.13)		$(0.07)

          Sales. Sales for the nine-month period ended September 30, 2006 were $10,746,000, a decrease of $260,000, or 2%, relative to sales in the nine-month period ended September 30, 2005. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and flexComm products, of $10,465,000 or 97% of sales for the nine-month period ended September 30, 2006 compared to $10,285,000 or 93% of sales in the nine-month period ended September 30, 2005. Also included were revenues from the Company’s packet-voice products and services of $281,000 or 3% of sales for the nine-month period ended September 30, 2006 compared to $721,000, or 7%, of sales for the nine-month period ended September 30, 2005. The decrease in the Company’s sales in the nine-month period ended September 30, 2006 compared to sales in the nine-month period ended September 30, 2005 was attributable primarily to decreased sales of the Company’s legacy general-purpose products and packet-voice products and services. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products to continue to decline and expects sales of its flexComm wireless products and services to continue to increase.
          Gross profit. Gross profit decreased to $6,225,000 for the nine-month period ended September 30, 2006 from $6,680,000 for the nine-month period ended September 30, 2005, a decrease of $455,000 or 7%. Gross margin (profit as a percentage of sales) decreased to 58% for the nine-month period ended September 30, 2006 from 61% for the nine-month period ended September 30, 2005. The Company’s historical gross margin percentage varies by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.
          Administrative. Administrative expenses for the nine-month period ended September 30, 2006 were $3,299,000, or 31% of sales for the period, compared to $2,712,000, or 25% of sales for the nine-month period ended September 30, 2005. Administrative expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from stock-based compensation expense, the increase in the value of the Canadian dollar relative to the United States dollar, employee severance costs and wage-related inflationary pressures, increased bad debt expense and increased spending on professional fees. In the second quarter of 2005, the Company collected an account receivable that had previously been written off as bad debt in 2004.
          Sales and Marketing. Sales and marketing expenses for the nine-month period ended September 30, 2006 were $2,457,000, or 23% of sales for the period, compared to $2,472,000, or 22% of sales for the nine-month period ended September 30, 2005. Sales and marketing expenses were lower in 2006 due to decreased spending on third party sales representative commissions. This decrease was offset by increased employee compensation expenses resulting primarily from increased sales and marketing personnel and increased variable compensation, offset in part by reduced employee severance costs. Sales and marketing expenses for the nine-month period ended September 30, 2005 included a one-time third party sales representative commission and severance costs related to the Company’s decision to relocate the leadership of its North American sales function from Canada to the United States.
          Research and Development. Research and development expenses were $2,432,000 for the nine-month period ended September 30, 2006, or 23% of sales for the quarter, compared to $2,198,000, or 20% of sales for the nine-month period ended September 30, 2005. Research and development expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from the increase in the value of the Canadian dollar relative to the United States dollar, employee severance costs and wage-related inflationary pressures, and increased spending on engineering prototypes. These cost increases were partially offset by increased expense offsets pursuant to the Company’s agreement with TPC and increased levels of customer-funded development.
          Amortization. Amortization expense for the nine-month period ended September 30, 2006 was $435,000 or 4% of sales for the period, compared to $500,000, or 5% of sales for the nine-month period ended September 30, 2005.
          Net Loss. The Company had a net loss for the nine-month period ended September 30, 2006 of $2,399,000 compared to a net loss of $1,217,000 for the nine-month period ended September 30, 2005. The Company’s loss per share (basic and diluted) for the nine-month period ended September 30, 2006 was $0.13, compared to loss per share (basic and diluted) of $0.06 for the nine-month period ended September 30, 2005.

Financial Condition
          The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, Technology Partnerships Canada (TPC) funding and from funds generated by sale of its equity securities.
          During the three-month period ended September 30, 2006, the Company used $816,000 (net) in cash for operating activities due primarily to a net loss of $642,000, which included non-cash amortization of $140,000 and non-cash share-based compensation expense of $147,000, an increase in accounts receivable of $545,000 and an increase in inventory of $167,000, partially offset by an increase in accrued liabilities of $208,000. The increase in accounts receivable was due primarily to customer payment delays and the increase in accrued liabilities resulted primarily from employee severance obligations. During the nine-month period ended September 30, 2006, the Company used $1,857,000 (net) in cash for operating activities due primarily to a net loss of $2,399,000, which included non-cash amortization of $457,000 and non-cash share-based compensation expense of $203,000, and an increase in accounts receivable of $676,000, partially offset by increases in accounts payable and accrued liabilities of $369,000 and $280,000, respectively.
          Cash used for investing activities during the nine-month period ended September 30, 2006 was $101,000 related to the purchase of capital assets.
          Cash provided by financing activities during the nine-month period ended September 30, 2006 was nil.
          At September 30, 2006, June 30, 2006 and December 31, 2005, the Company’s cash and cash equivalents balances were $317,000, $1,152,000 and $2,275,000 respectively. Other than required future payments under operating leases and other contractual obligations, as described in the Company’s 2005 Annual Report on Form 20-F, and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at September 30, 2006 that are not currently reflected on its balance sheet.
          On October 12, 2006, the Company consummated the sale of 1,610,303 Units for a price of Cdn$0.78 ($0.69) or $0.70 per Unit, for total gross proceeds of Cdn$1,268,000 ($1,116,000). Each Unit consists of one common share and one quarter of one common share purchase warrant. The warrants expire 18 months from the closing date and have an effective exercise price of Cdn$0.89 ($0.78) or $0.80 per common share. The common shares and warrants may not be resold until February 12, 2007. The offering was made in a non-brokered private placement transaction primarily in Canada and was not registered in the United States. Despite the latest financing, the Company believes that it likely will require additional financial resources to meet its working capital and capital requirements for the next twelve months. The terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully effect future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets. See also the discussion below in “Part II, Item 1A. Risk Factors”.
          The Company has entered into various operating lease agreements with remaining terms of up to approximately eight years for office premises and equipment. For a year-by-year summary of expected minimum lease payments, see note 8(a) of the Company’s annual financial statements, contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.
          In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 to December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($10,248,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of September 30, 2006, the Company has paid or accrued royalties to TPC of Cdn$1,154,000 ($860,000). During the three-month and nine-month periods ended September 30, 2006, the Company accrued royalties payable of Cdn$54,000 ($50,000) and Cdn$147,000 ($132,000), respectively which remained unpaid at September 30, 2006. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
          In March 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,443,000) through to December 31, 2006. As of September 30, 2006, the Company had claimed or accrued funding of Cdn$4,083,000 ($3,310,000) under the agreement. TPC’s funding is structured to be contingently repayable by way of 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($20,059,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($9,416,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three-month and nine-month periods ended September 30, 2006, the Company recorded TPC benefits of $280,000 (Cdn$312,000) and $910,000 (Cdn$1,030,000), respectively. Of these amounts, the Company recorded $267,000 (Cdn$298,000) and $857,000 (Cdn$971,000) as reductions of research and development expenses, $12,000 (Cdn$13,000) and $40,000 (Cdn$45,000) as reductions of sales and marketing expenses and $1,000 (Cdn$1,000) and $13,000 (Cdn$14,000) as reductions of capital asset purchases for the three-month and nine-month periods ended September 30, 2006, respectively.
          The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. Industry Canada found the Company to be in breach of its TPC funding agreement dated March 1999. On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy this alleged breach. Under the settlement agreement, the Company agreed to pay Industry Canada Cdn$70,000 ($60,000). The Company remitted Cdn$60,000 ($52,000) of this amount in October 2005 and Cdn$10,000 ($8,000) in March 2006. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.
          The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,484,000) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s United States dollar borrowing capacity under the Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s United States base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($897,000). At September 30, 2006, the total amount available for borrowing based on these margining requirements was Cdn$3,104,000 ($2,784,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of September 30, 2006 were nil.

Inflation and Foreign Currency Fluctuations
          The Company believes that inflation and other changes in prices have not had a material effect on the Company.
          The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
          The Company periodically enters into foreign exchange future contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount under these contracts at any one time to Cdn$12,000,000 ($10,761,000). The Company was party to foreign exchange futures contracts with a notional principal of Cdn$2,000,000 ($1,794,000) at September 30, 2006. Details of these contracts can be found below in “Item 3: Quantitative and Qualitative Disclosure about Market Risk”.
Critical Accounting Policies
          The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.
          The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2005 with the Securities and Exchange Commission. On January 1, 2006, the Company adopted the provisions of FAS 123(R), as described in note 2(a) of the Company’s interim consolidated financial statements. During the nine-month period ended September 30, 2006, except for the adoption of the provisions of FAS 123(R), the Company did not adopt any additional new accounting policies that would have a material impact on its consolidated financial statements and did not make changes to any other existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.
NASDAQ Notice
          On July 26, 2006 the Company received notice from the NASDAQ Stock Market that it is currently not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
          In accordance with Marketplace Rule 4310 (c)(8)(D), NASDAQ has provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance. If at anytime before January 22, 2007, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company will regain compliance.
          If compliance under Marketplace Rule 4310(c)(4) cannot be demonstrated by January 22, 2007, NASDAQ staff will determine whether the Company meets the NASDAQ Capital Market initial listing criteria as set forth in

Marketplace rule 4310(c), except for the bid price requirement. If the Company meets these requirements, it will be granted an additional 180-calendar day compliance period. If the Company is not eligible for an additional compliance period, staff may provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal any determination to delist its securities to a NASDAQ Listing Qualifications Panel.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Risk
          The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that, absent of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the United States dollar at September 30, 2006 was approximately US$0.07 higher than the average value of the Canadian dollar relative to the United States dollar in 2005 and US$0.04 higher than the value of the Canadian dollar relative to the United States dollar at September 30, 2005.
          The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,761,000).
          While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
          The Company recognized losses of $6,000 and gains of $53,000 from foreign currency futures contracts during the three month and nine month periods ended September 30, 2006, respectively. The Company was party to the following foreign currency futures contracts at September 30, 2006:

				Contract	Fair value at
				settlement	September 30,
Purchase	Settlement	Type of		rate	2006
date	date	contract	Notional principle	(Cdn$/US$)

June 29, 2006	December 19, 2006	Cdn dollar futures contract	Cdn $1,000,000	1.1045	$(9,000)
September 18, 2006	March 20, 2007	Cdn dollar futures contract	1,000,000	1.1127	1,000

			Cdn $2,000,000	1.1086	$(8,000)

          These contracts do not qualify for hedging accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these contracts are recognized in net earnings (loss) for the period.

Interest Rate Risk
          The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,484,000) operating line of credit. The Company’s United States dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at September 30, 2006.
Credit Risk
          Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At September 30, 2006, 13% of trade receivables were subject to credit insurance. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers’ acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by the Dominion Bond Rating Service.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Not applicable
Item 1A. Risk Factors
          For a description of certain risks relating to the Company, please see Item 3.D. of the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2005 as filed with the Securities and Exchange Commission. During the nine-month period ended September 30, 2006, there have been no material changes to the risk factors in such Annual Report except as follows:
Liquidity and Capital Resources
          As of September 30, 2006, the Company had $317,000 of available cash and cash equivalents and $2,955,000 of working capital. As described in Note 12 and Part I Item 2 above, the Company completed the sale of common shares and related warrants on October 12, 2006 resulting in gross proceeds of $1,116,000 to the Company. The Company has a history of ongoing financial losses and ongoing requirements for additional financial resources. The Company believes that it will likely require additional financial resources to meet its working capital and other capital requirements for the next twelve months. While the Company has no reason to expect any such reaction, its need for additional capital resources could create concerns on the part of its creditors, vendors, customers and others about whether it will be able to fulfill its contractual obligations and otherwise continue to operate its business, which in turn could result in a further tightening of liquidity.
          If the Company issues additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets. See also “Item 1. Financial Statements – Note 1. Basis of Presentation.”
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Not applicable
Item 3. Defaults upon Senior Securities
Not applicable
Item 4. Submission of Matters to a Vote of Security Holders
Not applicable
Item 5. Other Information
Not applicable
Item 6. Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

Date: November 14, 2006	By:	/S/ ELENA KINAKIN

	Name:	Elena Kinakin
	Title:	Vice President, Finance and
Chief Financial Officer